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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                       (Amendment No.                 )*


                            Eastern Enterprises
               _______________________________________________
                              (Name of Issuer)

                 Common Stock, Par Value $1.00 Per Share
               ________________________________________________
                       (Title of Class of Securities)

                                  27637F100
               ________________________________________________
                               (CUSIP Number)




	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                     (Continued on following pages (s))

                           Page  1  of   4   Pages

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CUSIP No.   27637F100           		13G    	          Page  2  of  4  Pages

 (1) Names of Reporting Persons, S.S. or I.R.S. Identifications Nos. of Above Persons

	Sasco Capital, Inc.
_______________________________________________________________________

 (2)  Check the Appropriate Box if a Member of a Group*  (a)    /   /
  								                                               (b)   / X /
________________________________________________________________________

 (3)  SEC Use Only

________________________________________________________________________

 (4)  Citizenship or Place of Organization

     	Fairfield, Connecticut
_________________________________________________________________________

      Number of Shares 	(5)  Sole Voting Power
      Beneficially
      Owned by	              707,371
      Each Reporting         _______________________________________________
      Person With      	(6)  Shared Voting Power

	                            None
                            	_______________________________________________
                       	(7)  Sole Dispositive Power

                            	1,162,306
					                        _______________________________________________
					                   (8)  Shared Dispositive Power

	                            None
 _________________________________________________________________________
 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     	1,162,306
__________________________________________________________________________
(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

__________________________________________________________________________
(11)  Percent of Class Represented by Amount in Row (9)

     	5.1%
__________________________________________________________________________
(12)  Type of Reporting Person*

     	IA

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Page  3  of  4  Pages

Item 1(a)	Name of Issuer:

	The issuer of the securities to which this statement relates is Eastern Enterprises.

Item 1(b)	Address of Issuer's Principal Executive Offices:

	Nine Riverside Road
	Weston, MA  02193

Item 2(a)	Name of Person Filing:

		Sasco Capital, Incorporated

Item 2(b)	Address of Principal Business Office:

		10 Sasco Hill Road
		Fairfield, CT  06430

Item 2(c)	Citizenship:

		Sasco Capital, Incorporated is a Connecticut corporation whose office is at Fairfield, Connecticut.

Item 2(d)	Title of Class of Securities:

		Common stock, par value $1.00 per share.

Item 2(e)	CUSIP Number:

		27637F100

Item 3		This statement is filed pursuant to Rule 13d-1(b) and the person filing is:

		Daniel L. Leary, Secretary, for Sasco Capital, Inc.

Item 4		Ownership.

	The 1,162,306 acquired by Sasco Capital, Inc. constitute 5.1% of the outstanding shares of Eastern Enterprises. Sasco Capital, Inc. has beneficial ownership to direct the disposition of only these 1,162,306 and has the sole power to vote 707,371 shares. Sasco Capital, Inc. has no shared powers with regards to any other shares of Eastern Enterprises.

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Page  4  of  4  Pages

Item 5		Ownership of 5% or less of a Class

		Not applicable.

Item 6		Ownership of More than 5% on Behalf of Another Person.

		Not applicable.

Item 7		Identification and Classification of the Subsidiary Which Acquired
Security	Being Reported on by the Parent Holding Company.

		Not applicable.

Item 8		Identification and Classification of Members of the Group.

		Not applicable.

Item 9		Notice of Dissolution of Group.

Item 10		Certification.

	By signing below, I, Daniel L. Leary Secretary of Sasco Capital, Inc., certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



			_______________________________
			Daniel L. Leary
			Secretary
			February 8, 1999